UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AV Homes, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

00234P102
(CUSIP Number)

Adam Fliss TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 9,215,017 shares of Common Stock (as defined below) currently held and (ii) 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes (as defined below).
**	The calculation assumes that there is a total of 23,352,239 shares of Common Stock outstanding, which includes (i) the 22,348,223 shares of Common Stock outstanding as of April 20, 2018 as reported in the Issuer’s (as defined below) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2018 and (ii) the 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes reported herein.

CUSIP No. 00234P102	SCHEDULE 13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 9,215,017 shares of Common Stock currently held and (ii) 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes.
**	The calculation assumes that there is a total of 23,352,239 shares of Common Stock outstanding, which includes (i) the 22,348,223 shares of Common Stock outstanding as of April 20, 2018 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on April 27, 2018 and (ii) the 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes reported herein.

CUSIP No. 00234P102	SCHEDULE 13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,219,033 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,219,033 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,219,033 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 9,215,017 shares of Common Stock currently held and (ii) 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes.
**	The calculation assumes that there is a total of 23,352,239 shares of Common Stock outstanding, which includes (i) the 22,348,223 shares of Common Stock outstanding as of April 20, 2018 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on April 27, 2018 and (ii) the 1,004,016 shares of Common Stock issuable upon the conversion of the Senior Convertible Notes reported herein.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 28, 2013, as amended and supplemented by Amendment No. 1 filed on September 19, 2013 and Amendment No. 2 filed on June 23, 2015 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

This Amendment amends and restates the last two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below.

“Merger Agreement

On June 7, 2018, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of June 7, 2018 (the “Merger Agreement”), with, among others, Taylor Morrison Home Corporation (“TM Homes”) and a wholly owned indirect subsidiary of TM Homes (“Merger Sub”), pursuant to which (subject to the satisfaction of certain conditions) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation of the Merger and an indirect subsidiary of TM Homes.

Voting Agreement

In connection with the execution of the Merger Agreement, on June 7, 2018, TPG Aviator entered into a voting agreement with TM Homes (the “Voting Agreement”) that generally requires, subject to certain exceptions, TPG Aviator to vote all the shares of Common Stock it beneficially owns in favor of the adoption of the Merger Agreement (and certain other matters related to the Merger) and against certain other matters, including any proposal by a third party to acquire the Issuer and any actions, omissions, proposals, transactions or agreements that would reasonably be expected to result in the failure of a closing condition set forth in the Merger Agreement or a breach by the Issuer of any covenant or representation of the Issuer set forth in the Merger Agreement. The Voting Agreement also includes non-solicitation covenants with respect to alternative transactions similar to those included in the Merger Agreement with respect to the Issuer. TPG Aviator has further agreed, subject to certain exceptions, not to transfer its shares of Common Stock during the term of the Voting Agreement and to elect to receive solely stock consideration. The Voting Agreement also provides that, upon consummation of the Merger, the Stockholders Agreement and Management Services Agreement will terminate.

The Voting Agreement will terminate upon the earliest to occur of (i) a change in the recommendation of the Issuer’s board, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) certain specified amendments to, or waivers of, the Merger Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, and subject to the terms of the Voting Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include, subject to the terms of the Voting Agreement, one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation (but subject to the terms of the Voting Agreement), such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the

Page 5 of 9 Pages

acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement, Letter Agreement, Indenture, Supplemental Indenture and Voting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Series A Certificate of Designation, Stockholders Agreement, Management Services Agreement, Letter Agreement, Indenture, Supplemental Indenture and Voting Agreement, which have been filed as Exhibits 3, 4, 5, 6, 8, 9 and 10 and are incorporated herein by this reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below.

“Except as set forth herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Item 7.  Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“10.	Voting Agreement between Taylor Morrison Home Corporation and TPG Aviator, L.P., dated as of June 7, 2018 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 7, 2018).”

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2018

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson
Name: Bradford Berenson on behalf of James G. Coulter (2)

(1)	Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).
(2)	Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).
Page 7 of 9 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Adam Fliss	Vice President
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer
Stephen D. Rose	Assistant Treasurer”
Page 8 of 9 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Securities Purchase Agreement by and among AV Homes, Inc. and TPG Aviator, L.P., dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2013).
3.	Certificate of Designation of Series A Convertible Cumulative Redeemable Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2013).
4.	Stockholders Agreement by and among TPG Aviator, L.P. and AV Homes, Inc., dated as of June 20, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2013).
5.	Management Services Agreement by and among AV Homes, Inc., Avatar Properties Inc. and TPG VI Management, LLC, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2013).
6.	Letter Agreement by and between AV Homes, Inc. and TPG Aviator, L.P., dated June 19, 2013 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 20, 2013).
7.	Form of Securities Purchase Agreement by and among AV Homes, Inc. and the investor parties thereto, dated as of June 17, 2015 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 23, 2015).
8.	Indenture, dated as of February 4, 2011, between Avatar Holdings Inc. (now known as AV Homes, Inc.) and JPMorgan Chase Bank, National Association (predecessor-in-interest to Wilmington Trust, National Association), as trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 23, 2015).
9.	Third Supplemental Indenture, dated as of June 23, 2015 by and among AV Homes, Inc., the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as trustee, relating to the 6.00% Senior Convertible Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 23, 2015).
10.	Voting Agreement between Taylor Morrison Home Corporation and TPG Aviator, L.P., dated as of June 7, 2018 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 7, 2018).

Page 9 of 9 Pages